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                             May 10, 2022

       Albert Foreman
       Chief Executive Officer
       Tuatara Capital Acquisition Corporation
       655 Third Avenue, 8th Floor
       New York, NY 10017

                                                        Re: Tuatara Capital
Acquisition Corporation
                                                            Amendment No. 3 to
Registration Statement on Form S-4
                                                            Filed May 4, 2022
                                                            File No. 333-262628

       Dear Mr. Foreman:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 3 to Form S-4 filed May 5, 2022

       Questions and Answers About the Transaction Proposals for Tuatara Shareholders
       Why is Tuatara proposing the Notes and Warrants Proposal?, page 20

   1. Please clarify the purpose of the shareholder vote for the Notes and Warrants Proposal.
                                                        We note that your
updates to the background of the business combination do not address why the Convertible
Notes Financing required shareholder approval as a condition for closing. For example,
if it relates to the possibility that Nasdaq Rule 5635 requiring a shareholder vote for
the issuance of more than 20% of a listed company's total shares outstanding in a
private placement, please so indicate, and explain how this rule might be implicated.
 Albert Foreman
FirstName  LastNameAlbert   Foreman
Tuatara Capital Acquisition Corporation
Comapany
May        NameTuatara Capital Acquisition Corporation
     10, 2022
May 10,
Page 2 2022 Page 2
FirstName LastName
2. On pages 37 and 116, you reference that $11 million of the Convertible Notes Financing is subscribed. According to Exhibit 10.9, L1 Capital Global Opportunities Master Fund
         appears to be the only committed investor. If true, please clarify that there is currently only one investor, and as a result, there is a risk that the Convertible Notes Financing will not be fully subscribed and that New SpringBig may not receive the entire $22 million net of the original issue discount. Similarly clarify either in a separate Q&A or in the summary section that New SpringBig will not immediately receive the funds pursuant to the $50 million Cantor Fitzgerald equity lines agreement and may never receive such funds.
3. As noted on page 70, New SpringBig will be restricted in issuing dividends, issuing new indebtedness, and selling assets. Please disclose these restrictions in your Q&A. Further, please clarify whether New SpringBig must receive a waiver from all noteholders or retire such debt if it wishes to enter into such a transaction. Summary of the Proxy Statement/Prospectus
Convertible Notes Financing, page 37

4. We note that the second tranche of the Convertible Notes Financing will not close for up to 60 days after effectiveness of a resale registration statement covering all the shares, and the number of warrants will not be determinable until the date of closing. Tell us how this structure where a material term of the arrangement is not finalized at the time of the effectiveness of the resale registration statement is consistent with the requirements for a resale registration statement under Rule 415. Please consider CD&I
139.11 in your
         response.
Risk Factors
Our shareholders will experience immediate dilution as a consequence of the issuance of common stock..., page 93

5. Revise your disclosure under this risk factor to specifically address the downward pressure each financing may independently have on the trading price of your common stock and warrants. For example, make clear that CF Principal Investments LLC will receive shares under the equity line financing for up to 36 months at a discount to the then current market price with an incentive to sell the shares immediately, and that the conversion and exercise prices of the securities in the Convertible Notes Financing may act as a ceiling on the market price of the common stock and warrants. Notes to Unaudited Pro forma Condensed Combined Financial Statements, page 187

6. Please revise pro forma adjustment (8) to clarify the terms of the Convertible Notes and include a discussion of the potential impact on the pro forma financial statements, including per share information, should the remaining notes in Tranche 1 and
         Tranche 2 be sold. Similarly, include a discussion of the potential impact should New
         SpringBig exercise their rights under the Common Stock Purchase Agreement. Refer to
 Albert Foreman
Tuatara Capital Acquisition Corporation
May 10, 2022
Page 3
      Article 11-01(a)(8) of Regulation S-X.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 230

7. Please revise here to include a discussion of the Convertible Notes Financing and
      Common Stock Purchase Agreement entered into on April 29, 2022 including the intended use of such funds. Also, describe the restrictive covenants on the Convertible
      Note Financing and how that may impact future sources of liquidity. Refer to Item
      303(b)(1) of Regulation S-K.
        You may contact Dave Edgar, Senior Staff Accountant, at (202) 551-3459 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at
(202) 551-3297 or Larry Spirgel, Office Chief, at 202-551-3815 with any other questions.



                                                           Sincerely,
FirstName LastNameAlbert Foreman
                                                     Division of Corporation
Finance
Comapany NameTuatara Capital Acquisition Corporation
                                                     Office of Technology
May 10, 2022 Page 3
cc:       Leonard Kreynin, Esq.
FirstName LastName